

Mail Stop 3030

February 19, 2010

T J Jesky
EZJR, Inc.
2235 E. Flamingo, Suite 114
North Las Vegas, Nevada 89119

>   **Re: EZJR, Inc.**
>   **Registration Statement on Form 10**
>   **Amended January 29, 2010**
>   **File No. 000-53810**

Dear Mr. Jesky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please provide current disclosure. For example, we note your September 23, 2008 disclosure on page 30.

2.   It does not appear that you have included your response to our November 24, 2009 comments in the Edgar file for the registrant with the CIK 1402453, therefore we reissue prior comment 1.

Business History, page 3

3.   Please expand your response to prior comment 2 to:

- analyze the relevant authority on which you relied to conclude that you provided adequate public information to the shareholders and trading markets such that the spin-off did not require registration under the Securities Act;
- describe specifically the substance of the "medical device business" that existed at the time that the board decided to spin off IVPSA; and
- demonstrate clearly whether the "medical device business" that existed at the time that the board decided to spin off IVPSA had minimal operations or assets as contemplated in section 4.B.4 of Staff Legal Bulletin No. 4 (September 16, 1997).

4.   Your response to prior comment 3 attempts to address the November 2006 spin off; however, the comment addressed the July 2008 EZJR acquisition. Therefore, we reissue the comment. Please tell us how the company you acquired in the July 2008 transaction complied with the Exchange Act rules regarding proxy statements and information statements in connection with obtaining approval for that July 2008 transaction

5.   On page 3 you disclose that you acquired the shares or EZJR in July 2008; however, on page 29, you say that the shares were cancelled. Please reconcile. If all of the shares of the company you acquired were cancelled, who currently owns the equity of that company?

6.   Given that your response to prior comment 14 does not provide specific dates or the nature and result of each of your actions taken to develop the product in the past 12 months, we reissue that part of the comment. Include only actions that the registrant has taken, not actions of the Cleveland Clinic, Dr. Avitsian or other parties.

Business of the Issuer, page 4

7.   We note your response to prior comment 6; however, your disclosure in this section and throughout your document where you discuss your operations continues to lead investors to believe that you have substantive operations involving a medical device. However, it appears that your option to acquire the technology expired nearly one year ago, that your attempts to develop the technology have been unsuccessful, that you do not have any objective indications that the technology can be successful, and you have not taken substantial steps to develop the technology for over a year. Therefore, if the registrant currently has no substantial operations and there is currently no reasonably objective indication that your previous inability to progress with the disclosed technology can be reversed, your should revise your entire document substantially to remove the implication that you have substantive operations involving a medical device.

8.   We note from your response to prior comment 4 that your major shareholders and the CEO of the company you acquired and his family also are involved with several other companies. With a view toward clarified disclosure, please tell us the nature of the business relationships between these individuals. Do they work together or with others to acquire, operate or sell companies? Is the registrant one of several companies that are or have been part of a business or investment plan involving those individuals?

9.   We note your response to prior comment 19, Note 5 on page 11 of the Form 10-Q that you filed on February 16, 2010, and statements like those in the Forms S-8 filed by AngioGenex on May 25, 2007 and Duska Therapeutics on May 3, 2007. It is unclear whether the registrant is part of a business or investment strategy related to the purchase and sale of companies and involving your officer and his friends or others. Please advise or revise.

Prototype Development, Page 5

10.   We reissue prior comment 7 which sought disclosure in your document. Also, file your contract with Interplex as an exhibit to this registration statement.

11.   We note your response to prior comment 8. Our comment sought for you to file as an exhibit the agreement with your officer to "continue to fund this project" as you describe on page 5 and page 24. As such, we reissue the comment.

Existing or Probable Government Relations, Page 9

12.   We note your response to prior comment 9; however, your disclosure continues to be unclear regarding the nature of the FDA approval required for the technology. For example, on page 7, you describe the catheter as a "Class-II" device; however, in that same paragraph you mention a "PMA." In your bullet point on page 6 regarding Class II devices, you do not mention a PMA or clarify what FDA approval is necessary for a Class II device. Please clarify.

Risk Factors, page 10

13.   We note your response to prior comment 11; however, the previous comments cited in that comment sought more than the limited information that your response suggests you provided. Therefore, we reissue those previous comments. We repeat those comments below:

        •   Comment 14 from our letter dated November 24, 2009: We note your disclosure that your officer devotes his time to his family and other business activities. With a view toward disclosure here and in other sections of your document as appropriate, please identify for us each public company in which your officer has had an ownership interest in the past three years and that has had little or no revenue; also tell us whether each of those companies involved your other significant shareholder. It is unclear whether your document includes all required disclosure regarding your officer's experience and plans for the registrant.

- Comment 24 from our letter dated November 24, 2009: With a view toward disclosure in appropriate sections of your document, please tell us about (1) each of the companies with which either of your major shareholders is currently affiliated and (2) any company with which either of your major shareholders was affiliated that was subsequently involved in a change-in-control transaction. Tell us what each of your major shareholders or their affiliates received in each of the transactions. For example, please tell us the consideration paid by these parties and what they received. Also tell us which of those companies generated substantial revenue before the change-in-control transaction. You may limit your response to those companies that were obligated to file reports under the Exchange Act before the change-in-control transaction.

We will continue to evaluate you response to comment 13 in our letter dated January 7, 2010 after you address the above comment.

14.   Refer to prior comment 22 as it related to comment 30 in our letter dated November 24, 2009. We note that on February 16, 2010, the company that you disclose you acquired in July 2008 again filed a report that appears to represent to investors that it is not wholly owned by you and that it has over 10 million outstanding shares. Please ensure that the filings of companies you control are amended promptly to reflect accurately their status.

Item 9(a) Market Information, page 30

15.   Refer to your response to prior comment 11 and comment 32 in our letter to you dated November 24, 2009. We note that you continue to disclose that "the Company has been cleared for trading." Please tell us what you have told OTC Bulletin Board officials regarding your Exchange Act reporting status and the status of our comments regarding your registration statement, particularly given your conclusion that you "are not going to win th[e] argument." Include in your response the name and contact information for the OTC Bulletin Board officials with whom you have communicated regarding these matters.

Dismissal, page 33

16.   Please clarify for investors what an "Exhibit 16 letter" is. Also include the disclosure
        required by Rule 12b-21(b).

Financial Statements, page F-1

17.   Please update the financial statements as required by Rule 8-08 of Regulation S-X.

18.   Your response to prior comment 25 did not tell us how you considered the disclosure
        requirements of section 250-10-50 of FASB ASC for the differences noted in your re-
        audited and re-issued financial statements. Therefore, we re-issue the last part of our
        comment and ask you to tell us how you considered the disclosure requirements of
        section 250-10-50 of FASB ASC for the changes that appear in your re-audited financial
        statements.

Note 1. General Organization and Business, page F-7a

19.   We note your response to prior comment 27. However, we re-issue our comment in its
        entirety. Please disclose in your footnote the amount and type of consideration paid for
        the shares of EZJR. Please also disclose in your footnote how you accounted for the
        acquisition and tell us how this transaction is reflected in your statement of cash flows.
        Please tell us what you mean by, "The transaction was not recorded because it took place
        between two individual entities; therefore, it would not be reflected on the Company's
        financials." It is not clear to us why the transaction would not be reflected in the
        statement of cash flows if IVP paid $4,000 to EZJR's sole stockholder for all the
        outstanding stock of EZJR. Refer to paragraphs one and two under Business History,
        page 3. Please tell us the authoritative accounting literature you relied upon.

Note 6. Exclusive Option Agreement, page F-11a

20.   We recognize your response to prior comment 30. However, it is not clear what you
        mean by "The expense was recognized when incurred." Please tell us and explain if you
        recognized the option cost: totally upon payment for the option; totally at the beginning
        of the option period; ratably over the life of the option period; totally at the expiration of
        the option period; etc.

Form 10-Q for the Quarterly Period Ended December 31, 2009

21.   Given your response to prior comment 22 as it applies to comment 29 in our letter to you
        dated November 24, 2009, please revise the facing page of this Form 10-Q to remove the

representation that you haven been subject to the reporting requirements for the past 90 days.

Item 4T. Controls and Procedures, page 20

22.   Please amend your Form 10-Q to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15. Refer to Item 307 of Regulation S-K.

23.   You disclose that you were required by Rule 13a-15(b) of the Exchange Act, to carry out an evaluation to provide reasonable assurance regarding the reliability of financial reporting and the reparation of the financial statements in accordance with U. S. generally accepted accounting principles. Please revise so that your disclosure is consistent with Rule 13a-15(b), which states that you must evaluate the effectiveness of your disclosure controls and procedures as of the end of each fiscal quarter.

24.   Further, you disclose that under your evaluation, you examined those disclosure controls and procedures as of December 31, 2009, and concluded that, during the period covered by the report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules. This disclosure may be confusing since it refers to an evaluation of disclosure controls and procedures, but appears to try to provide a conclusion with respect to internal controls and procedures. As noted in our above comments, you should comply with Item 307 of Regulation S-K with respect to your disclosure controls and procedures. While you are not required to provide a report of management on your internal control over financial reporting as of the end of your interim period reports, when you do you should comply with the requirements of Item 308 of Regulation S-K. Please revise accordingly.

Item 1A, Risk Factors, page 22

25.   Please tell us where you have filed your Form 10-K for the fiscal year ended June 30, 2009 and the risk factors you reference on page 22.

Exhibit Index

26.   We note that your exhibit index differs from the exhibit index included in your Form 10. For example, the reference to your filed bylaws appears to be different. Please reconcile.

Exhibit 31.1

27.　We note that you replaced the words 'the registrant' with the words 'the small business issuer' in paragraphs 3, 4, 4(a), 4(c), 4(d), 5 and 5(b) in the certification required by Exchange Act Rule 13a-14(a). In future filings, including any amendments, please revise the certification to be consistent with Item 601(b)(31)(i) of Regulation S-K.

28.　We note the first line in the certification indicates it is the "Certification of Chief Executive Officer."   In future filings, including any amendments, please clarify, if true, that the exhibit is the certificate of both the principal executive officer and principal financial officer.

　　Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Dennis Hult at 202-551-3618 or in his absence, Kaitlin Tillan, at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-33617 with any other questions.

       Sincerely,

       Russell Mancuso
       Branch Chief

cc (via Fax): Thomas C. Cook, Esq.